(Excerpt Translation)


                                                            January 18, 2008
                                                    Toyota Motor Corporation
                                           (Toyota Jidosha Kabushiki Kaisha)
                                1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in December 2007 (the "Current Month").

1.  Summary

    Number of listed shares as of the end of the        3,609,997,492 shares
    preceding month

    Total number of shares changed during the                       0 shares
    Current Month

    (out of which, as a result of exercise of stock               (0 shares)
    acquisition rights)

    (out of which, as a result of other reasons)                  (0 shares)

    Number of listed shares as of the end of the        3,609,997,492 shares
    Current Month

2.  Stock acquisition rights (1st series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)


(1) Number of shares

    Total number of shares delivered during the                 3,000 shares
    Current Month

    (out of which, number of newly issued shares)                 (0 shares)

    (out of which, number of shares transferred from          (3,000 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                JPY 8,874,000
    Month

    (out of which, aggregate amount of newly                         (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                (JPY 8,874,000)
    transferred from treasury shares)

3.  Stock acquisition rights (2nd series) exercised


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(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1) Number of shares

    Total number of shares delivered during the                9,200 shares
    Current Month

    (out of which, number of newly issued shares)                (0 shares)

    (out of which, number of shares transferred from         (9,200 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current              JPY 28,667,200
    Month

    (out of which, aggregate amount of newly                        (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares              (JPY 28,667,200)
    transferred from treasury shares)


4.  Stock acquisition rights (3rd series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1) Number of shares

    Total number of shares delivered during the               51,300 shares
    Current Month

    (out of which, number of newly issued shares)                (0 shares)

    (out of which, number of shares transferred from        (51,300 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current             JPY 232,953,300
    Month

    (out of which, aggregate amount of newly                        (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares             (JPY 232,953,300)
    transferred from treasury shares)


5.  Stock acquisition rights (4th series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1) Number of shares

    Total number of shares delivered during the               65,200 shares
    Current Month

    (out of which, number of newly issued shares)                (0 shares)


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    (out of which, number of shares transferred from        (65,200 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current             JPY 285,380,400
    Month

    (out of which, aggregate amount of newly                        (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares             (JPY 285,380,400)
    transferred from treasury shares)